Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Parkway Autonomous Inc.
494 Broad Street
Newark, NJ 07102
www.parkwayautonomous.com

Up to $1,070,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Parkway Autonomous Inc.
Address: 494 Broad Street, Newark, NJ 07102
State of Incorporation: WY
Date Incorporated: October 19, 2021

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $500.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Invest within the first 48 hours and receive 15% bonus shares

Invest within the next 72 hours and receive 10% bonus shares

Invest within the next 30 days and receive 5% bonus shares

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Parkway Autonomous Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 100 Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Parkway Autonomous Inc. is a WY Corporation formed on October 19, 2021. Parkway Autonomous Inc. has previously operated as Parkway Autonomous LLC, a NY limited liability company, which is also a wholly-owned subsidiary. The principal shareholders of Parkway Autonomous Inc. own an IP-holding company called CAVWAY LLC. CAVWAY LLC was assigned the entire right, title and interests in IP owned by the patent inventor (and principal shareholder of Parkway Autonomous Inc.). CAVWAY LLC has a licensing agreement with Parkway Autonomous to license the IP. Parkway Autonomous Inc. is currently in the pre-revenue stage of development.

Connected Automated Vehicles Patented Technology

A dynamic driving system capable of operating absent or independent of driver input, but in some modes, also capable of receiving and responding to driver input either onboard or remote of the vehicle. The disclosure of the present invention provides a uniform integration of the components required for a safe and effective CAV platform into a single platform without security or operating conflicts, combining collision and pedestrian avoidance into the navigation models of CAVs without elevated risk. The systems defined herein allow the lateral and longitudinal vehicle control to be combined in a proprietary algorithm that optimizes the spacing of vehicles to maintain maximum safety. Each vehicle, objects, and lane lines exert a potential field on all the automated vehicles that allow traveling vehicles to dynamically adjust spacing based on the relative spacing, relative speed, relative vehicle dynamics, and uncertainty associated with the various objects associated with roadway travel, including stationary and moving objects such as pedestrians and bicycles. The CAV technology applies to all fields of transportation including, but not limited to, passenger vehicles, commercial vehicles, passenger transit, including but not limited to buses, rail, air, and private mobility such as rideshare applications and taxis, freight transit, and emergency response vehicles.

Ultrawideband connectivity and micropositioning

The CAV communications are required for operating in all conditions. That is why the UWB/5G cellular combination will replace the use of these older V2X technologies. UWB has the advantage of being a low-power FCC Part 15 Unlicensed device since it operates below the noise floor in a wide bandwidth of frequencies. It also makes it resilient in the presence of spoofing or jamming, making it more reliable. CAV's system utilizes UWB communications for additional data to complement the aforementioned data sources. UWB micro-positioning of the vehicle combines with existing systems such as the UWB technology from user cell phones onboard the CAV, onboard other vehicles proximate to the CAV, pedestrians, or other users in a defined distance proximate to the CAV vehicle. Further, beacon technology allows for additional data. Simply, UWB allows for V2V and V2I communication, allowing vehicles to "talk" with one another in near-real-time, but also with sensors installed in streets and traffic lights, sharing information on roadways and weather conditions, and alerting drivers on the same stretch of highway to potential hazards.

24/7 operations and speed

An electric vehicle system that provides continuous operational capabilities which takes 30 seconds to charge and energy storage systems feeding lithium-ion batteries and distributed charging points along the operating path electric vehicle design supports a rapid charging hybrid energy storage systems/lithium-ion design that will allow 24/7 operation with inductive field chargers that allow charging when stopped at predetermined spots.

Parkway Autonomous is an enabler of the CAVway™ family of prototype Connected Automated Vehicles (CAVs) for passenger and freight transport. Designed from the ground up as a fully automated vehicle allows us to remove the 40% of the vehicle components that are dedicated to human drivers. By moving the control to the four wheels all centralized motors and engine equipment are no longer needed. This makes for a much more cost-effective vehicle that can reduce production costs relative to conventional human-operated internal combustion vehicles. The vehicle designs accommodate 2, 8, 16, and 30 person fit-for-purpose transportation solutions. Our revolutionary, award-winning zero-emissions automotive vehicle and technology design packs traditional electric vehicle components (steering, braking, suspension, powertrain, and control) into the arch of the wheel allowing for the industry's flattest EV platform. The low floor boarding meets FTA low floor standards, ADA Ramps (optional), and wheelchair tie-downs with fully independent single-wheel drive-by-wire control for throttle, steering, and braking functions. Bi-directional travel at max speeds of 68 mph and 220-mile range on SAE J2964/2 high voltage wireless inductive charging allows for 24/7 continuous operations without the need to return to a maintenance facility for charging. Our proprietary modular ultracapacitor/battery design allows for very rapid charging, maximizes the life of the electrical system, and adapts to the operational design domain in which it is deployed. The vehicles can pick up charges rapidly in the field, including at bus stops, with high-power inductive chargers in the ground when they are stopped anyway without requiring manual intervention. The vehicles use 4-wheel independent steering to provide numerous benefits such as more room for batteries and passengers, lower total cost of ownership, superior ergonomics, improved maneuverability, maximum operational uptime, fully autonomous capabilities, and global safety standards compliance.

Competitors and Industry

Capturing the EV and AV market

The public-transportation market is estimated at an annual size of $77 billion per year. The US Connected Vehicle Market is estimated to be worth $166 Billion by 2025 with a CAGR of 25.2% from 2020 till 2025. The Automated Vehicle Market is estimated to be worth $556.67 Billion by 2026 with a CAGR of 39.47% from 2019 to 2026. The IoT market is estimated to be worth $1,319.08 billion by 2026 with a CAGR of 25.68% from 2019-2026.

Public and commercial transportation is outdated. It doesn't use current technology and infrastructure and operational costs are too high. Commercial vehicle drivers have among the highest turnover rates with a 10-month driver turnover. On November 15, 2021, the Infrastructure bill was signed into law. Parkway is positioned to benefit directly with the spending provisions such as $110 billion on roads and bridges, $66 billion on passenger and freight, $11 billion on transportation safety, $15 billion on electrical vehicles, $39 billion for public transit, and $42 billion for airports and ports. To our knowledge, no other company is focused on bringing advanced automated, all-electric vehicles to the public-transit market. Most current competitors are too small and too slow to meet the needs of public-transit agencies.

Current autonomous vehicles rely solely on sensors to detect their surroundings and do not behave well with poorly maintained roadways, on special work zones, and in adverse weather conditions. The current market solutions don't meet the needs for the future of public transportation. Traditional rail is too expensive to build and operate. Autonomous vehicles that are aimed at this market, generally shuttles, are too small and too slow. Parkway has designed one of the first vehicle built from the ground up to deliver the future of transportation for public-transit agencies.

Parkway's modular vehicle design can adapt to transit, freight, and drayage autonomy.

CAVs are an alternative to an Automated People Mover (APM) and other shared mobility vehicles such as light and heavy rail and buses and mid-sized vans. Our internal evaluations found that CAVs are able to match and potentially exceed service along the same alignment at a lower cost and with greater operational flexibility. By using existing infrastructure to create dedicated guideways, Parkway can save transportation agencies billions of dollars for each project with lightweight modular infrastructure not possible with rail deployments.

Parkway's vehicles allow for connected close loop control by cooperatively interacting with the roadway infrastructure and vulnerable road users beyond the view of sensors alone. Our SafeGapTM solution allows manual and automated vehicle interaction by optimizing vehicle spacing based on uncertainties to the surrounding objects. Cooperative vehicles, pedestrians, and infrastructure will allow closer operation than non-cooperative manually driven vehicles and obstacles allowing for increased capacities as cooperative equipment is deployed through connected vehicles and cellular devices. Parkway solves the problem of infrastructure reliance and introduces a path to deployment by introducing CAVs initially on dedicated guideways, on-demand, and in-route to improve performance, save money, improve service, and bring the latest technology to the public.

Parkway Autonomous is one of the only automated vehicle companies that can truly meet the operational needs of the public-transportation market with the CAVwayTM family of high-speed, right-sized, 24/7 operational transit vehicles.

Our business model is meeting the near-term market needs of billion-dollar dedicated automated guideways and will transition to open road automation with our current technology.

With cutting-edge patented technology in rapid electric vehicle charging, ultrawideband (UWB) micropositioning, and connected automated vehicle control we provide a vehicle that can operate continuously without the need for manual charging and can navigate fully automated and bidirectionally at high speeds.

We plan to disrupt this market with a host of micropositioning applications to meet the evolving transportation demands.

Public transportation's near-term implementation of automation will use CAV technology because it is operated on dedicated and connected guided pathways in place of traditional rail or subway lines, at a fraction of the cost. This can be done today and will not require manual operators as public road automation will for several years.

As automation and electrification are in the infant stage, a handful of companies are operating in similar spaces, including REE Auto, Arrival, Applied Intuition, Perrone Robotics, and Mobileye Technologies.

REE Auto is focused on producing a modular design of the automotive prewired skateboard. It is a publicly traded company on NASDAQ.

Arrival is developing electric mid-size vehicles without an assembly line. It is a publicly traded company on NASDAQ.

Applied Intuition offers software for the simulation, development, and validation of advanced driver-assistance systems (ADAS) and autonomous vehicle (AV). It is currently in Series D private fundraising.

Perrone Robotics develops platforms and technology for mobile autonomous robotics. It is currently in Series A private fundraising.

Mobileye Technologies produces a self-driving system that is designed with a backbone of a camera-centric configuration. It was acquired by Intel.

Current Stage and Roadmap

Parkway Autonomous Inc. is currently in the pre-revenue stage of development. It is anticipated that vehicle design will be complete within 6 months of initial funding. The design drawings will be submitted to Parkway Autonomous for review and end-customer acceptance. It is anticipated two rounds of modifications will be made from preliminary design at 4 months and the final design at 6 months from funding.

Once approved, a 3D rendering of the vehicle with all internal and external features will be provided. Simulation interface to the controller APIs will be made available for AV testing. Hardware in the Loop (HIL) platform will be made available for testing as well.

Prototype - A single operational prototype will be delivered within 18 months of funding. This is not expected to meet crash testing requirements but will be able to provide access to AV developers to begin integration and testing of components.

Beta - At 27 months from funding, five (5) Beta models vehicles will be provided for certification through NHTSA & Altoona as well as burn-in testing with the full CAV suite of sensors.

Production - Production on the first one thousand (1000) vehicles will begin after factory testing and certification approvals. This is anticipated to occur within 29 months of funding.

Design contracts and IoT revenues are anticipated as early as one year from funding. Agencies are currently using our consulting services to define their roadmaps to deployment for these innovative technologies and we anticipate increasing those funding opportunities to more agencies each year. We will have several developers building the micropositioning application suites for transportation applications and are building a marketing plan (UWB marketing plan is attached) for these applications. We plan on several applications being rolled out each year.

The micro-factory will be built with test tracks and inductive charging infrastructure and a solar park to support vehicle charging, development, and testing, in partnership with New Jersey mass transit agencies and universities.

Our plan for the county in which the micro-factory will be located is to outfit bus stops with inductive charging infrastructure to enable Parkway vehicles and all other mid- and full-sized electric buses to charge and operate which we can retrofit for rapid charging solutions.

Timeline projections

-Prototype completed in 18 months

-Mass production in December 2023

As outlined in Parkway's business plan additional locations are considered in Wyoming, Nevada Florida, and California. We believe this business model can be quickly replicated as other locations are considered.

The Team

Officers and Directors

Name: Alexander Stefman

Alexander Stefman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, CEO, Director
  Dates of Service: April 25, 2019 - Present
  Responsibilities: Determine vision and lead operations for the company ($5,000 per month equity compensation)

Other business experience in the past three years:

- **Employer:** Byway Taxi Management
  Title: President
  Dates of Service: January 01, 1998 - December 31, 2020
  Responsibilities: Operations and management and overall vision

Other business experience in the past three years:

- **Employer:** Phillip Bus Service
  Title: Vice President
  Dates of Service: January 01, 1998 - December 31, 2020
  Responsibilities: Contract fulfillment and compliance

Name: Robert James

Robert James's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer, Director
  Dates of Service: September 01, 2020 - Present
  Responsibilities: Lead innovation, technology, and engineering efforts vehicle development, ultrawideband integration of the company ($5,000 per month equity compensation). Currently Mr. James spends approximately 15 hours per week on Parkway Autonomous.

Other business experience in the past three years:

- **Employer:** HNTB
  Title: Senior Project Manager/Lead Systems Engineer
  Dates of Service: January 01, 2017 - July 01, 2017
  Responsibilities: Heading up connected vehicle related projects in all areas of Intelligent Transportation Systems and SmartCities

Other business experience in the past three years:

- **Employer:** NJ Transit
  Title: Lead of Innovation team as acting Chief Innovation Officer
  Dates of Service: December 01, 2020 - Present
  Responsibilities: Developing advanced solutions and demonstration Programs for real-time micropositioning of bus and rail fleets, connected vehicle eco-driving and transit signal priority, smart garage, and dipod modernization, integrated multi-modal journey planning, and developing the deployment of next-generation automated vehicle strategies and technologies.

Name: Vasily Starostenko

Vasily Starostenko's current primary role is with Revolut. Vasily Starostenko currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: September 01, 2021 - Present
  Responsibilities: Guide vision and supervise operations of the company ($5,000 per month equity compensation)

Other business experience in the past three years:

- **Employer:** Waymo
  Title: Product Manager, Driverless Fleet
  Dates of Service: February 01, 2019 - August 30, 2021

Responsibilities: Driverless Fleet Infrastructure: large and complex Fleet Infrastructure problems

Other business experience in the past three years:

- **Employer:** Maximum Impact
  Title: Startup Advisor and Investor
  Dates of Service: June 01, 2010 - Present
  Responsibilities: Advise on Product, Growth, and end to end Customer Experience. I help Founders grow companies faster by delivering better customer experience

Other business experience in the past three years:

- **Employer:** Revolut
  Title: Head of Product
  Dates of Service: August 01, 2021 - Present
  Responsibilities: Head of product for financial technology company that offers banking services

Name: Valentin Scinteie

Valentin Scinteie's current primary role is with CMC Electronics. Valentin Scinteie currently services up to 5 days as needed hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: November 16, 2021 - Present
  Responsibilities: Guide vision and supervise operations of the company ($5,000 per month equity compensation)

Other business experience in the past three years:

- **Employer:** Kontron
  Title: Director Business Development - Transportation
  Dates of Service: August 25, 2014 - October 29, 2021
  Responsibilities: Create and drive the commercial strategy for the Kontron's rugged compute platforms for autonomous vehicles (AVs) / deep learning market segment

Other business experience in the past three years:

- **Employer:** CMC Electronics

Title: Product Manager
Dates of Service: November 15, 2021 - Present
Responsibilities: Director role with Avionics and Defence industries

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering

registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Shares in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of

Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing transportation solutions. Our revenues are therefore dependent upon the market for transportation.

We may never have an operational product or service
It is possible that there may never be an operational CAVway or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company’s making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our CAVway. Delays or cost overruns in the development of our CAVway and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on

the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Parkway Autonomous Inc. was formed on October 19, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Parkway Autonomous Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it’s because you think that CAVway is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns three trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval’s that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its

unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the NHTSA (National Highway Traffic Safety Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of our product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Infringement
It is possible that the holders of patents for other devices that are similar to our product will sue for infringement even if our products do not infringe. It is also possible that we are mistaken in our belief of non-infringement. Because of the inherent uncertainties in patent law and the associated costs of litigation, we may choose to settle these lawsuits instead of litigating them, or we may choose to litigate them. A settlement will likely have a negative impact on the value of the Company as will a defeat in litigation. Regardless of the outcome, the time we spend addressing patent issues will take away from the time we can spend executing our business strategy. As a result, even if we win an infringement challenge, the Company and your investment may be significantly and adversely affected by the process. If we lose an infringement action, we may be forced to shut down our operating subsidiary, pay past damages and future royalties on our products, and/or reduce the royalty rates for any sublicenses we grant to our intellectual property. Any of these contingencies could significantly and adversely affect the value of your investment in the Company.

The cost of enforcing our patents could prevent us from enforcing them
Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents because of the cost of enforcement, your investment in

the Company could be significantly and adversely affected.

This is a new and unproven industry
The CAVYway vehicle is a completely new product that we have recently introduced into the crowded field of transportation. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers. In addition, it is possible that no company will be able to create a connected automated vehicle product that generates significant sales, rendering our intellectual property worthless. It could be very difficult to persuade a large number of the participants in the transportation industry to try something new and expensive. The Company will only be able to create value if people and transportation agencies are persuaded to buy connected automated vehicles. This will be a challenge and if we are unsuccessful in achieving significant sales, the value of your investment will depreciate significantly.

Our new products could fail to achieve the sales traction we expect
Our growth projections are based on an assumption that we will be able to successfully launch an appropriately priced product and that it will be able to gain traction in the marketplace at a fast rate. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Our current or future products could have a latent design flaw or manufacturing defect
Although we have done extensive testing on our current products and intend to do similar testing on future products, it is possible that there is a design flaw that will require us to recall all or a significant number of products that we have delivered to customers. Similarly, it is possible that our manufacturer will introduce a defect during the manufacturing process, triggering a recall. A major recall of our products would be expensive and could significantly impact the value of the Company.

We may face technological challenges
We may discover that the optimal retail price points for connected automated vehicles are below where we can sustainably price our current low-cost architecture. That could necessitate the development of a new product architecture that could take years to go from concept to product. It is possible that during the development of this next generation product, one or more issues may arise that could cause us to abandon it. This could happen at any point in the development cycle and could result in a significant delay to achieving the lower-priced product line. Many of our growth assumptions are tied to our ability to deliver a mass consumer product. If we need to develop a completely new product line to meet that requirement, that could create significant delays and adversely impact the value of your investment.

The nature of the product means there is a high likelihood we will face product liability lawsuits
We sell a product that will involve transportation at high speeds. Thousands of people are injured or killed every year using traditional cars and vehicles. As a result, the

transportation industry experience a significant number of product liability lawsuits relating to the safety of its products. As sales and use of our product continue to grow, we expect to face product liability lawsuits from some customers who may be injured while using our products. If our product is shown to be defectively designed or manufactured, then we may be forced to pay significant awards, undertake a costly product recall, and/or redesign the product. These costs could bankrupt our Company, which would significantly reduce the value of your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
ASPA Holdings LLC (100% owned by Alexander Stefman)	42,500,000	Preferred Stock	42.5
Robert James	42,500,000	Preferred Stock	42.5

The Company's Securities

The Company has authorized Preferred Stock, and Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Preferred Stock

The amount of security authorized is 100,000,000 with a total of 100,000,000 outstanding.

Voting Rights

All voting rights

Material Rights

Under the laws of the State of Wyoming, Issuer is authorized to issue unlimited Preferred Stock.

Common Stock

The amount of security authorized is 200,000,000 with a total of 0 outstanding.

Voting Rights

One vote per share. Please see voting rights for securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities,

(ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Under the laws of the State of Wyoming, Issuer is authorized to issue unlimited Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Parkway Autonomous LLC was originally formed on April 25, 2019 in the state of New York. On October 19, 2021, the company incorporated in the state of Wyoming and changed the name from Parkway Autonomous LLC into Parkway Autonomous Inc. The financial statements of Parkway Autonomous LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

The company is currently working on prototyping its custom-built vehicles, along with integration or technology. Following the prototyping stage, the company plans to operate a micro factory to nimbly and efficiently manufacture the vehicles needed to serve our customers. The manufacturing process will have a next generation approach and a business model includes a ‘CAVway Campus’ micro-factory. In partnership with Mobileye/Moovit (an Intel company) we will build a factory that uses limited parts for product integration, without reliance on full-line automation, battery production and bottlenecks in supply and production.

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Historical results and cash flows:

The Company is pre-revenue and its members have invested significant resources in developing intellectual property, designing prototypes, and developing relationships with customers. The stage is now set to manufacture the Company's prototype and begin sales to customers.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company has only recently commenced operations and has relied on member contributions to finance its activities. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campaign will be used to fund important aspects of the Company's operations, including most significantly the manufacture of the Company's prototype vehicle.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign will represent a significant portion of the Company's funds at this stage of the Company's operations. This funding will be used to manufacture the Company's prototype and create sales opportunities.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum amount in this campaign, the Company will operate for a minimum of 24 months, to manufacture the Company's prototype and provide sales opportunities to customers.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises its maximum funding goal, the Company will operate for a minimum of 48 months, to manufacture the Company's prototype vehicle, continue to develop its technology, begin construction of its microfactory, and marketing and sales efforts. The company is pre-revenue, and has no current revenue, cost of sales, or margins. There is no burn rate. The company has been self-funded to date, and will continue until outside funds are raised and sales commence.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Future sources of capital are anticipated to include institutional investors and sales revenue.

Indebtedness

- **Creditor:** Genova Burns LLC
  Amount Owed: $100,341.96
  Interest Rate: 0.0%
  Maturity Date: January 31, 2022

- **Creditor:** Bakos Kritzer
  Amount Owed: $19,561.40
  Interest Rate: 0.0%
  Maturity Date: December 31, 2022

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $100,000,000.00

Valuation Details:

The Company's pre-money valuation is predicated on a number of considerations and factors, as follows:

Intellectual Property

Our Company's cutting-edge patented technology in rapid electric-vehicle charging, ultrawideband (UWB) micro positioning, and connected automated vehicle control and architecture, enables CAVway vehicles to operate continuously without the need for manual charging and can navigate fully automated and bidirectionally at high speeds. Combined, this allows for bi-directional travel at max speeds of 68 mph on vehicles that have a 220-mile range on SAE J2964 wireless inductive charging to allow for 24/7 continuous operations. Our bi-directional vehicles use four-wheel independent steering to provide numerous benefits such as more room for batteries and passengers, lower total cost of ownership, superior ergonomics and maneuverability, maximum operational uptime, fully autonomous capabilities and global safety standard compliance.

Our vehicles use ultrawideband (UWB)/5G connected communication and Micropositioning for superior closed-loop control architecture. The technology allows digital precision lane keeping without requiring well-maintained physical infrastructure like magnetic nails and painted lane lines. UWB provides an all-weather way to get the accuracies needed for automation with poor visibility. UWB provides the seamless high accuracy that will be needed for connected automated vehicles. Connected Vehicle J2735 Messaging over UWB data channels provide latency as low as 2 msec Basic Safety Message (BSM).

Business Plan and Market

Parkway Autonomous is one of the the only automated vehicle companies that can truly meet the operational needs of the public-transportation market with the CAVway family of high-speed, right sized, 24/7 operational transit vehicles. Our business model is meeting the near-term market needs of billion dollar dedicated automated guideways and will transition to open road automation with our current technology. With cutting edge patented technology in rapid electric vehicle charging, ultrawideband (UWB) Micropositioning, and connected automated vehicle control, we provide a vehicle that can operate continuously without the need for manual charging and can navigate fully automated bidirectionally at high speeds. We will disrupt this market with a host of Micropositioning applications to meet the evolving transportation demands. Public transportation's near-term implementation of automation will use CAV technology because it operates on dedicated and connected guideways and in place of traditional rail and light rail or subway lines, at a fraction of the cost. This can be done today and will not require manual operators like public road automation will for several years.

Our sustainable business model includes a micro-factory with limited parts for product integration, without reliance on full line automation, battery production and bottlenecks in supply and production. Production capacity will remain light on manufacturing equipment. Our vehicles will not require any welding, painting or lubricants. The first micro-factory will be built close to major customers in New Jersey, cutting shipping costs, and hiring from the local workforce. The cost of the Micro-factory is estimated to cost about $50 million based on costs from similar companies, which could produce up to 1100 vehicles per year and could be operated in two shifts therefore doubling production. While the industry is transitioning from fossil fuel to electric vehicles, this flexibility in how we deploy our manufacturing capacity is a significant advantage. The micro-factory, smart mobility validation and testing tracks, a modern depot with micro positioning for large and medium size buses retrofit facilities, up to 20 inductive charging stations with 350 kw capacity, Innovation and Education Campus. Our vision is to leverage the micro-factory for AV validation, testing, research, education, and workforce development.

Three assembly lines are required; each line would have a robotic system, side, and top entry, palletizing and depalletizing, inclined and horizontal conveyors, and at least three linear axes for integration in automation, one molding process, and 3D printers per line assembly, as well as the end of arms tooling for top hat production. A total of 48 systems all on the floor in 3 lines.

Market

There is a tremendous opportunity for disruption of the transportation market.

• The US Connected Vehicle Market is anticipated to reach $166 Billion by 2025 with a CAGR 25.2% from 2020 till 2025.

• The Automated Vehicle Market is anticipated to reach $556.67 Billion by 2026 with a CAGR of 39.47% from 2019 to 2026.

• The IoT Market is anticipated to reach 1,319.08 billion by 2026 with a CAGR of 25.68% from 2019-2026.

• Transportation now (both public and private) is limited because of its reliance on human drivers (as much of 70% of the transit operational cost is the driver as well as 43% of the freight market.) Trains and buses run infrequently; trucks have to be oversized—all to make the economics work of paying a driver. By eliminating the human driver, transportation can be right-sized and right-timed. Smaller and right-sized transit shuttles will improve frequency of service and increase ridership. Smaller, just-in-time automated freight shuttle pods designed to fit standard container sizes will lower freight delivery costs and avoid the damage done to our roads by massive tractor trailers.

• Based on developments in Washington and the priorities of the current administration, there is about to be an unprecedented influx of public funding for innovative transportation and infrastructure. Parkway Autonomous is poised to capitalize on this opportunity to invent the future of public and commercial transportation, with all-electric vehicles that require no human driver.

• An alternative to traditional people movers, the new product line will have a quicker time to market with lower capital costs. People can expect a better transit experience due to reduced wait times, faster total trip times, and Americans with Disabilities Act (ADA) compliance. The new electric connected automated vehicles will meet agencies' transportation upgrade needs through modularity and scalability of products that do not require significant infrastructure updates.

Comparable Valuations

Other companies in the market have seen valuations that make us confident in our Company's pre-money valuation.

These include:

• Ree Automotive Holding Inc., which before it was listed on NASDAQ, had a pre-revenue valuation of $430,000,000.

• Arrival, which before it was listed on NASDAQ, had a pre-revenue valuation of $930,000,000.

• Applied Intuition, whose Series D investment round had a valuation of $3,600,000,000.

In addition, the Company considered several companies that are currently raising on StartEngine, including Knightscope, with a valuation of $535,000,000. Although Knightscope has reached a more stage of development in its corporate lifecycle as a post-revenue company, the size of its market for autonomous security robots is more limited than the opportunities for our company that is focused on the broad future of global transportation.

Parkway Autonomous Inc. is currently in the pre-revenue stage of development. Any products that are mentioned are currently in the prototype phase.

Parkway Autonomous Inc. has set its valuation internally, without a formal-third party independent evaluation. This pre-money valuation was calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*

1.0%
The company plans to market its products and intellectual property to targeted customers and the general public.

- *Research & Development*
  1.0%
  The company plans to manufacture and integrate technology in its prototype vehicle to let customers touch and feel the future of transportation.

- *Operations*
  1.0%
  The company plans to develop its manufacturing facility and overall operations.

- *Inventory*
  93.5%
  The company will purchase parts and inventory for the manufacture of its vehicle prototype.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  5.0%
  The company plans to market its products and intellectual property to targeted customers and the general public.

- *Research & Development*
  5.0%
  The company plans to manufacture and integrate technology in its prototype vehicle to let customers touch and feel the future of transportation.

- *Company Employment*
  10.0%
  The company plans on filling key positions in the company, including administrative support, sales, software development, engineers, and marketing.

- *Operations*
  5.0%
  The company plans to develop its manufacturing facility and other operations cost.

- *Inventory*
  71.5%
  The company will purchase parts and inventory for the manufacture of its vehicle prototype.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.parkwayautonomous.com (Under the Annual Report tab on the Website).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/parkwayautonomous

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Parkway Autonomous Inc.

[See attached]

PARKWAY AUTONOMOUS LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Parkway Autonomous LLC
New York, New York

We have reviewed the accompanying financial statements of Parkway Autonomous LLC (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

November 12, 2021
Los Angeles, California

PARKWAY AUTONOMOUS LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,	**2020**	**2019**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ -	$ -
Total current assets	-	-
Intangible assets, at cost	14,100	14,100
Accumulated amortization	(1,350)	-
Total assets	**$ 12,750**	**$ 14,100**
LIABILITIES AND MEMBERS' EQUITY		
Total liabilities	-	-
MEMBERS' EQUITY		
Member's contribution	447,994	425,337
Retained earnings/(Accumulated Deficit)	(435,244)	(411,237)
Total members' equity	**12,750**	**14,100**
Total liabilities and members' equity	**$ 12,750**	**$ 14,100**

See accompanying notes to financial statements.

PARKWAY AUTONOMOUS LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2020**	**2019**
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating expenses		
General and administrative	22,658	411,237
Amortization expenses	1,350	-
Total operating expenses	24,008	411,237
Operating income/(loss)	(24,008)	(411,237)
Interest expense	-	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(24,008)	(411,237)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (24,008)**	**$ (411,237)**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Balance—December 31, 2018	**$ -**
Members contribution	425,337
Net income/(loss)	(411,237)
Balance—December 31, 2019	**$ 14,100**
Members contribution	22,658
Net income/(loss)	(24,008)
Balance—December 31, 2020	**$ 12,750**

See accompanying notes to financial statements.

PARKWAY AUTONOMOUS LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(24,008)	$	(411,237)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Amortization expense		1,350		
Net cash provided/(used) by operating activities		**(22,658)**		**(411,237)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of intangible assets		-		(14,100)
Net cash provided/(used) in investing activities		**-**		**(14,100)**
CASH FLOW FROM FINANCING ACTIVITIES				
Members contribution		22,658		425,337
Net cash provided/(used) by financing activities		**22,658**		**425,337**
Change in cash		0		-
Cash—beginning of year		-		-
Cash—end of year	**$**	**0**	**$**	**-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Parkway Autonomous LLC was originally formed on April 25, 2019 in the state of Wyoming. On October 19, 2021, the company incorporated in the state of Wyoming and changed the name from Parkway Autonomous LLC into Parkway Autonomous Inc. The financial statements of Parkway Autonomous LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

The company is currently working on prototyping its custom-built vehicles, along with integration or technology. Following the prototyping stage, the company plans to operate a micro factory to nimbly and efficiently manufacture the vehicles needed to serve our customers. The manufacturing process will have a next generation approach and a business model includes a 'CAVway Campus' micro-factory. In partnership with Mobileye/Moovit (an Intel company) we will build a factory that uses limited parts for product integration, without reliance on full-line automation, battery production and bottlenecks in supply and production.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Other intangibles include trademark filing and related attorney fees. Trademark costs are indefinite lived.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2020 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the sale of its custom-built vehicles to the final customers.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 12, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INTANGIBLE ASSETS

As of December 31, 2020 and December 31, 2019, intangible asset consists of:

As of Year Ended December 31,	2020	2019
Patent	$ 13,500	$ 13,500
Trademark	600	600
Intangible assets, at cost	**14,100**	**14,100**
Accumulated amortization	(1,350)	-
Intangible assets, Net	**$ 12,750**	**$ 14,100**

Amortization expense for patents for the fiscal year ended December 31, 2020 was in the amount of $1,350.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2020:

Period	Amortization Expense
2021	$ (1,350)
2022	(1,350)
2023	(1,350)
2024	(1,350)
Thereafter	(8,100)
Total	**$ (13,500)**

4. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2020	
Member's name	**Ownership percentage**
Alexander Stefman	100.0%
TOTAL	**100.0%**

5. RELATED PARTY

There are no related party transactions

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through November 12, 2021 the date the financial statements were available to be issued.

On October 19, 2021, the Article of Incorporation was issued and the company changed the name from Parkway Autonomous LLC into Parkway Autonomous Inc.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

8. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Parkway Autonomous

21st Century Solutions for Automated Public & Commercial Transportation


PARKWAY
AUTONOMOUS

Website | Newark, NJ | TRANSPORTATION

Parkway Autonomous is reinventing public transportation through its patented high-speed, 24/7 operation Connected Automated Vehicle (CAV) technology.

$0.00 raised

0 Investors	**$100M** Valuation
$1.00 Price per Share	**$500.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Exceptional Technology
- Exceptional Market Opportunity
- Exceptional Talent

OVERVIEW

21st century solutions for automating transportation

Parkway Autonomous is reinventing public transportation through its patented high-speed, 24/7 operation Connected Automated Vehicle (CAV) technology. We provide 21st Century solutions for automated public and commercial transportation.

Changing The Way YOU Reach Your Destination

Automated Public Transportation



**Images are computer generated demo versions. Product is still currently under development.*

Parkway Autonomous is currently in the prototype and pre-revenue stage and is not yet available on the market.

THE PROBLEM

Commercial vehicles damage roadways, leading to $50 billion in annual maintenance

Public and commercial transportation is outdated and hiring drivers can be challenging. Commercial vehicle drivers have a high turnover rate.


Constant Driver Turnover Makes The Commercial & Public Transportation Industries Ineffective

Commercial vehicles are also damaging to roadways. Heavy trucks and buses account for 95% of the damage to our roadways at an annual cost of $50B for roadway maintenance.


Each Year $50B Worth Of Tax Payer Money Is Spent Fixing Road Damage Caused By Commercial Vehicles

Source | Source | Source

THE SOLUTION

An award-winning, zero-emissions automotive vehicle

Parkway Autonomous has designed and developed the CAVway™ family of prototype Connected Automated Vehicles (CAVs) for passenger and freight transport. Our passenger vehicle designs accommodate 2, 8, 16 and 30 person fit-for-purpose transportation solutions.


AUTONOMOUS VEHICLES
A Solution For The First And Last Mile

Improve the density of transportation network

Enhance passenger's experience

Improve transportation network performance

Serve new areas thanks to economic model

Activate local economy

Reduce carbon footprint

**Images are computer generated demo versions. Product is still currently under development.*

The vehicles can travel at max speeds of 68 mph and have a 220-mile range, running on high voltage wireless inductive charging for 24/7 continuous operation.
With our design, we were able to remove the 40% of the vehicle components that are dedicated to human drivers. The four wheels all have centralized motors, replacing the need for engine equipment and cutting down costs. The automated technology fits into the wheel arch, and controls the steering, braking, and suspension.



**Images are computer generated demo versions. Product is still currently under development.*

The low floor boarding meets FTA low floor standards. Our vehicles can be designed with ADA Ramps (and wheelchair tie-downs with fully independent single wheel drive-by-wire control. Our SafeGapTM solution allows manual and automated vehicle interaction by optimizing vehicle spacing based on uncertainties to the surrounding objects.



**Images are computer generated demo versions. Product is still currently under development.*

THE MARKET

Public-transit racks in $77 billion

The public-transportation market is estimated at an annual size of $77 billion per year. This number will likely increase with the Bipartisan Infrastructure Bill, which is projected to invest $1.2 trillion of public funds into infrastructure, including transit ($70B), electric vehicle infrastructure ($7.5B), and vehicle automation ($500M Smart Grants).

The connected-vehicle market is expected to reach $166 billion by 2025, the automated vehicle market is expected to reach $556 billion by 2026, and the Internet of Things market is projected to reach $1,319 billion by 2026.

We Are At The Center Of Multiple Multi-Billion Dollar Industries



Public Transport. Market Annually
$77B
Connected Vehicle Market, 2025
$166B
Automated Vehicle Market, 2026
$556B
Internet Of Things Market, 2026
$1319B

OUR TRACTION

Patented automated vehicle prototype granted

Parkway Autonomous has patented and designed an automated vehicle prototype from the ground up. We believe our patent was the first to propose using connected vehicles and infrastructure to automate vehicles. We have also submitted provisional patents for Parkway's electrical system design that supports 24/7 operation.

We have the support of investment teams specializing in Public Private Partnerships that are willing to finance the infrastructure and guided rails. More than $1,146,332.82 and thousands of man hours have been invested into Parkway Autonomous.

In the next few months, Parkway Autonomous is going to bring its custom-built prototype to the U.S. to show transit agencies exactly what the future of transportation looks like.



Take the CAVway instead of the SUBway
BUILD BACK BETTER
Enter gate 16
GATE 15
You've just saved
11 min and 5 stops!!!

WHY INVEST

Transforming public transportation with Connected Automated Vehicles

We are leaders in the New York and New Jersey transportation industry. Our vision at Parkway Autonomous is to transform public and commercial transportation with CAVs and build a suite of transportation micropositioning applications using UWB technology.

The Future Of Transportation Is Now





**Images are computer generated demo versions. Product is still currently under development.*

April 2019

Our Company Launches!

Parkway was launched to bring about the future of transportation, with fully autonomous and fully electric vehicles.

2020

Key Relationships Formalized

The Company formed key relationships with its Chief Technology Officer and vendors, including Mobileye, Moovit, and manufacturing partners.

November 2021

Patents Filed

Patents for Parkway's innovative charging methods to permit 24/7 operation have been filed.

January 2022

Launched on StartEngine

Now YOU can own a part of our company!

June 2022

ANTICIPATED Manufacture of Prototype Vehicle

With the manufacture of the Company's prototype, interested customers will be able to touch and feel the future of transportation.

2023

ANTICIPATED Launch of Parkway Microfactory

With the completion of the prototype, sales orders will lead to construction of the Parkway Microfactory, allowing flexible manufacturing of vehicles close to customers.

Meet Our Team





Alexander Stefman

CEO, President and Board Member

Seasoned entrepreneur, excited by innovation in technologies and with a knack for building long-term relationships with corporations and government entities, who has more than 25 years of experience in transportation services including transportation management, connected automated vehicles, shared mobility, electric vehicles, and smart cities.

Robert James

CTO and Board Member

Innovation leader, who is a visionary, results-oriented senior executive both in government and in the private sector; patent holder in connected automated vehicles and was awarded an MTA Genius Grant for innovations in implementing ultra-wideband technology to the New York City subway system. Currently, Mr. James spends approximately 15 hours per week on Parkway Autonomous.





Vasily Starostenko

Board Member

20 years of experience in product management, focused on growth, turnaround, profitability, and operational excellence, following Stanford MBA, with companies including Waymo, Tesla, and Uber.

Valentin Scinteie

Board Member

Senior techno commercial executive, with experience in autonomous vehicles, smart cities, internet of things, and security for companies including Hearst, Alstom, Genetec, and Kontron.

Offering Summary

Company	:	Parkway Autonomous Inc.
Corporate Address	:	494 Broad Street, Newark, NJ 07102
Offering Minimum	:	$10,000.00
Offering Maximum	:	$1,070,000.00
Minimum Investment Amount (per investor)	:	$500.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	10,000
Maximum Number of Shares Offered	:	1,070,000
Price per Share	:	$1.00
Pre-Money Valuation	:	$100,000,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Invest within the first 48 hours and receive 15% bonus shares

Invest within the next 72 hours and receive 10% bonus shares

Invest within the next 30 days and receive 5% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Parkway Autonomous Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 100 Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Parkway Autonomous to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

(V.O). Don't you think it's time for something new in the world of transportation? Something that is affordable, convenient, eco-friendly and smart?

Well, the future has arrived.

Get your ticket to self-driving, all-electric, and fully automated patented technology vehicles.

From freight and public transportation to automated driving, we have today's solution to serve, connect, and improve lives through the power of mobility.

Today you have a chance to become an early investor in our company, one that we believe is about to make an astonishing market debut.

Every day, over 30 million journeys are made using public transportation on antiquated, fuel-intensive buses and trucks that are expensive to maintain and that cause 95% of the damage to our infrastructure.

These repairs cost an estimated 50 billion dollars to fix each year. Increasing maintenance costs, service delays, and chaotic operating systems have also led to severe driver shortages, causing a ripple effect throughout the transportation sector.

As transit agencies around the country look to upgrade their current transportation models, Parkway Autonomous is positioned to scale into the connected, automated vehicle market worth 166 billion dollars by 2025 with an annual growth rate of 25%.

That's why we have innovated a self-driving, mass transit solution that will bring us into the 21st century and position us to dominate the market. We call it...

Connected Automated Vehicle Technology, or CAV.

Our family of CAVway automated, full-electric vehicles, sized and scaled similar to mid and large buses, use inductive charging infrastructure to provide flexible solutions for public and commercial purposes.

Our passenger vehicles come in four sizes and can accomodate from 2 to 30 people and run 24/7 on existing infrastructure thanks to a charging system design that permits our fully electric vehicles to completely charge on the go in 30 seconds.

And eliminating reliance on drivers saves the public 70% on transit costs and 43% on freight operational spending.

Each vehicle system is integrated with Ultrawideband/5G technology that scans and identifies objects within a 300 foot radius allowing our vehicles to reach speeds of nearly 68 mile per hour,

4 times faster than autonomous, electric shuttles available today.

Gone are the days of customers left stranded by late or canceled rides. Our automated electric vehicles bring consistency, reliability and on-time performance.

Our CAVway family of vehicles have been engineered for everyone -- from those with disabilities to those without access to traditional public transit -- to experience on-demand or in route, efficient and fair service.

Our goal is to have a single operational prototype ready within 18 months, preparing us to completely take over the CAV market by 2030.

We're ready to be the leader in electric, automated mass transportation - but we need your support to make it happen.

The time for innovation and investment in transportation is now. Let's plan ahead - together.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Wyoming Secretary of State
Herschler Bldg East, Ste.100 & 101
Cheyenne, WY 82002-0020
Ph. 307-777-7311

For Office Use Only
WY Secretary of State
FILED: Oct 19 2021 6:23PM
Original ID: 2021-001045019

Profit Corporation
Articles of Incorporation

I. **The name of the profit corporation is:**
Parkway Autonomous Inc.

II. **The name and physical address of the registered agent of the profit corporation is:**
Corporation Service Company
1821 Logan Ave
Cheyenne, WY 82001

III. **The mailing address of the profit corporation is:**
494 Broad Street, 6th Floor
Newark, NJ 07102

IV. **The principal office address of the profit corporation is:**
494 Broad Street, 6th Floor
Newark, NJ 07102

V. **The number, par value, and class of shares the profit corporation will have the authority to issue are:**

Number of Common Shares:	Unlimited	Common Par Value:	$0.0000
Number of Preferred Shares:	Unlimited	Preferred Par Value:	$0.0000

VI. **The name and address of each incorporator is as follows:**
Alexander Stefman
146 Wolcott Street, Brooklyn, NY 11231

Signature: *Alexander Stefman* Date: **10/19/2021**

Print Name: **Alexander Stefman**

Title: **Incorporator**

Email: **alex@parkwayautonomous.com**

Daytime Phone #: **(917) 365-7535**

Wyoming Secretary of State
Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

- ☑ I am the person whose signature appears on the filing; that I am authorized to file these documents on behalf of the business entity to which they pertain; and that the information I am submitting is true and correct to the best of my knowledge.
- ☑ I am filing in accordance with the provisions of the Wyoming Business Corporation Act, (W.S. 17-16-101 through 17-16-1804) and Registered Offices and Agents Act (W.S. 17-28-101 through 17-28-111).
- ☑ I understand that the information submitted electronically by me will be used to generate Articles of Incorporation that will be filed with the Wyoming Secretary of State.
- ☑ I intend and agree that the electronic submission of the information set forth herein constitutes my signature for this filing.
- ☑ I have conducted the appropriate name searches to ensure compliance with W.S. 17-16-401.
- ☑ I affirm, under penalty of perjury, that I have received actual, express permission from each of the following incorporators to add them to this business filing: Alexander Stefman
- ☑ I consent on behalf of the business entity to accept electronic service of process at the email address provided with Article IV, Principal Office Address, under the circumstances specified in W.S. 17-28-104(e).

Notice Regarding False Filings: Filing a false document could result in criminal penalty and prosecution pursuant to W.S. 6-5-308.

W.S. 6-5-308. Penalty for filing false document.

(a) A person commits a felony punishable by imprisonment for not more than two (2) years, a fine of not more than two thousand dollars ($2,000.00), or both, if he files with the secretary of state and willfully or knowingly:

(i) Falsifies, conceals or covers up by any trick, scheme or device a material fact;

(ii) Makes any materially false, fictitious or fraudulent statement or representation; or

(iii) Makes or uses any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry.

☑ I acknowledge having read W.S. 6-5-308.

Filer is: ☑ An Individual ☐ An Organization

Filer Information:

By submitting this form I agree and accept this electronic filing as legal submission of my Articles of Incorporation.

Signature:	*Alexander Stefman*	Date:	**10/19/2021**
Print Name:	**Alexander Stefman**		
Title:	**Incorporator**		
Email:	**alex@parkwayautonomous.com**		
Daytime Phone #:	**(917) 365-7535**		

Secretary of State

Wyoming Secretary of State
Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

Consent to Appointment by Registered Agent

Corporation Service Company, whose registered office is located at **1821 Logan Ave, Cheyenne, WY 82001**, voluntarily consented to serve as the registered agent for **Parkway Autonomous Inc.** and has certified they are in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

I have obtained a signed and dated statement by the registered agent in which they voluntarily consent to appointment for this entity.

Signature: *Alexander Stefman* Date: **10/19/2021**

Print Name: **Alexander Stefman**

Title: **Incorporator**

Email: **alex@parkwayautonomous.com**

Daytime Phone #: **(917) 365-7535**

STATE OF WYOMING
Office of the Secretary of State

I, EDWARD A. BUCHANAN, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF INCORPORATION

Parkway Autonomous Inc.

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **19th** day of **October**, **2021** at **6:23 PM.**

Remainder intentionally left blank.

Filed Date: 10/19/2021

Secretary of State

Filed Online By:

Alexander Stefman

on 10/19/2021

Wyoming Secretary of State
Herschler Building East, Suite 101
122 W 25th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Email: Business@wyo.gov

WY Secretary of State
FILED: 01/12/2022 02:01 PM
Original ID: 2021-001045019
Amendment ID: 2022-003537776

Profit Corporation
Articles of Amendment

1. Corporation name:
(Name must match exactly to the Secretary of State's records.)

Parkway Autonomous Inc.

2. Article number(s) V is amended as follows:
***See checklist below for article number information.**

Number of Common Shares: 200,000,000 Common Par Value: $0.0000

Number of Preferred Shares: 100,000,000 Common Par Value: $0.000

3. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself which may be made upon facts objectively ascertainable outside the articles of amendment.

4. The amendment was adopted on 01/05/2022
(Date – mm/dd/yyyy)

RECEIVED
JAN -7 2022
WYOMING
SECRETARY OF STATE

5. Approval of the amendment: *(Please check **only one** appropriate field to indicate the party approving the amendment.)*

[X] **Shares were *not* issued** and the board of directors or incorporators have adopted the amendment.

OR

[ ] **Shares were issued** and the board of directors have adopted the amendment *without shareholder approval*, in compliance with W.S. 17-16-1005.

OR

[ ] **Shares were issued** and the board of directors have adopted the amendment *with shareholder approval*, in compliance with W.S. 17-16-1003.

Signature: ______________________

(May be executed by Chairman of Board, President or another of its officers.)

Date: 01/05/2022 *(mm/dd/yyyy)*

Print Name: Alexander Stefman

Title: Incorporator

Contact Person: Alexander Stefman

Daytime Phone Number: 917-365-7535

Email: alex@parkwayautonomous.com

*(**An email address is required.** Email(s) provided will receive important reminders, notices and filing evidence.)*

Checklist

- [ ] ***Filing Fee: $60.00*** Make check or money order payable to Wyoming Secretary of State.
- [ ] **Processing time is up to 15 business days** following the date of receipt in our office.
- [ ] *Refer to original articles of incorporation to determine the specific article number being amended or use the next number in sequence if you are adding an article. ***Article number(s) is not the same as the filing ID number.***
- [ ] Please mail with payment to the address at the top of this form. **This form cannot be accepted via email.**
- [ ] Please review the form prior to submission. **The Secretary of State's Office is unable to process incomplete forms.**

RECEIPT

Secretary of State
Herschler Bldg East, Ste.100 & 101
Cheyenne, WY 82002-0020

SYNERGY CORPORATE SERVICES, LLC
921 S. ORCHARD ST. SUITE G
BOISE, ID 83705

RECEIPT INFORMATION

Receipt #: **002436202**
Receipt Date: **01/12/2022**
Processed By: **Nicole Martinez**

DO NOT PAY!
This is not a bill.

Description of Charges	Reference	Quantity	Unit Price	Total
Common Amendment - Profit Corporation - Domestic	2022-003537776	1	$60.00	$60.00
		TOTAL CHARGES PAID		**$60.00**

Description of Payment	Reference	Amount
Payment-PAD Account	00589	$60.00
	TOTAL PAYMENT	**$60.00**

PAD Account: **00589 - Synergy Corporate Services, LLC**
PAD Begin Balance: **$1,127.48**
PAD End Balance: **$1,067.48**

In Reference To:
Parkway Autonomous Inc. (2021-001045019); Amendment ID: 2022-003537776

PAD or Billing Questions?
(307) 777-5343
SOSAdminServices@wyo.gov